Exhibit 4.3(a)

AMENDMENT TO

METAVANTE RETIREMENT PROGRAM

WHEREAS, Metavante Technologies, Inc. desires to amend the Metavante Retirement Program to provide a “Founder’s Grant” contribution to eligible employees;

NOW, THEREFORE, the Metavante Retirement Program is hereby amended in the following respects effective as of November 1, 2007:

1. A new Section 1.01(gg) is added to the Plan to read as follows:

(gg) “Founder’s Grant Account” means the record of a Participant’s interest in the Fund attributable to the Founder’s Grant Contribution made pursuant to Article XLVI of the Plan.

2. A new Article XLVI is added to the Plan to read as follows:

ARTICLE XLVI

FOUNDER’S GRANT CONTRIBUTION

46.01 Eligible Participants. For purposes of this Article XLVI, any person described in Section 2.01(a) shall be an “Eligible Participant” provided that such person (i) is in the employ of the Employer on November 1, 2007 and, (ii) if an on-call, temporary, seasonal or part-time employee, has completed 250 Hours of Service with the Employer in 2007 by November 1, 2007.

46.02 Amount of Founder’s Grant Contribution. The Founder’s Grant Contribution shall be a contribution made for the Plan Year ending December 31, 2007 only. The amount of the Founder’s Grant Contribution for each Eligible Participant shall be Two Thousand Dollars ($2,000).

46.03 When Made. The Founder’s Grant Contribution shall be made for an Eligible Participant at any time after November 15, 2007, but shall be made no later than the latest date prescribed by law for the filing of the Employer’s federal income tax return for the period ending December 31, 2007 (including extensions).

46.04 Allocation Requirement. The Founder’s Grant Contribution for an Eligible Participant shall be allocated to the Participant’s Founder’s Grant Account on the first Valuation Date occurring as soon as administratively practicable on or after the date the contribution is actually made to the Plan on the Eligible Participant’s behalf. If the Founder’s Grant Contribution for an Eligible Participant is not made until after the December 31, 2007 Anniversary Date, such contribution shall nevertheless be deemed to have been made on the December 31, 2007 Anniversary Date.

46.05 Founder’s Grant Account. A Participant’s Founder’s Grant Account shall initially be invested in the Metavante Fund described in Section 16.02 hereof, but the

Participant may at any time direct investment of such Account among the other Investment Funds subject to the rules set forth in Section 16.02. The Founder’s Grant Account shall be fully vested at all times and shall be available for distribution for reasons described in Section 9.01, 9.02 or 9.03 hereof. The Founder’s Grant Account shall be subject to the same distribution settlement methods described in those Sections. The Founder’s Grant Account shall also be treated the same as Employer Incentive Contributions for purposes of withdrawal during employment.

IN WITNESS, WHEREOF, the undersigned Executive Vice President of Human Resources of Metavante Technologies, Inc., pursuant to authority granted to such officer by the Board of Directors of Metavante Technologies, Inc., hereby executes this Plan amendment on behalf of Metavante Technologies, Inc.

Dated this 14th day of November, 2007.

METAVANTE TECHNOLOGIES, INC.

By:	/s/ Debra A. Bronder
Executive Vice President of Human Resources

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